UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NANO DIMENSION LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 5.00 per share

(Title of Class of Securities)

63008G203(1)

(CUSIP Number)

Yoav Stern

+972-73-7509142

2 Ilan Ramon

Ness Ziona

7403635 Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1)	63008G203 is the CUSIP number for the American Depository Shares (“ADSs”) traded on the Nasdaq Stock Market, each of which represents one (1) Ordinary Share. The ISIN number for the Ordinary Shares is US63008G2030.

CUSIP No. 63008G203	Page 2 of 8

1	NAME OR REPORTING PERSON Stern YOI Ltd. Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,072,918 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,072,918 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,072,918
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes 1,954,735 ordinary shares, par value NIS 5.00, of Nano Dimension Ltd. (the “Ordinary Shares” and the “Issuer”, respectively), 1,376,080 warrants to purchase Ordinary Shares at an exercise price of $0.75 per share exercisable within 60 days, and 27,742,103 Series B warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. Stern YOI Ltd. Partnership (“YOI”) also holds warrants to purchase 3,440,201 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. YOI’s warrants have an expiration date in August 2027.

(2)	Based on a total of 256,489,283 Ordinary Shares of the Issuer outstanding as of May 9, 2021 (based on the Issuer’s registration statement on Form F-3 filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2021).

CUSIP No. 63008G203	Page 3 of 8

1	NAME OR REPORTING PERSON Yoav Stern Separate Property Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,072,918 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,072,918 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,072,918
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Yoav Stern Separate Property Trust is deemed to beneficially own the 31,072,918 Ordinary Shares held in the name of YOI in its capacity as general partner of YOI. Includes 1,954,735 Ordinary Shares, 1,376,080 warrants to purchase Ordinary Shares at an exercise price of $0.75 per share exercisable within 60 days, and 27,742,103 Series B warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. YOI also holds warrants to purchase 3,440,201 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. YOI’s warrants have an expiration date in August 2027.

(2)	Based on a total of 256,489,283 Ordinary Shares of the Issuer outstanding as of May 9, 2021 (based on the Issuer’s registration statement on Form F-3 filed with the SEC on May 10, 2021).

CUSIP No. 63008G203	Page 4 of 8

1	NAME OR REPORTING PERSON Yoav Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,072,918 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,072,918 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,072,918
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Yoav Stern is deemed to beneficially own the 31,072,918 Ordinary Shares held in the name of YOI in Mr. Stern’s capacity as the managing member of YOI and sole trustee of Yoav Stern Separate Property Trust. Includes 1,954,735 Ordinary Shares, 1,376,080 warrants to purchase Ordinary Shares at an exercise price of $0.75 per share exercisable within 60 days, and 27,742,103 Series B warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. Mr. Stern also beneficially owns warrants to purchase 3,440,201 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. YOI’s warrants have an expiration date in August 2027.

(2)	Based on a total of 256,489,283 Ordinary Shares of the Issuer outstanding as of May 9, 2021 (based on the Issuer’s registration statement on Form F-3 filed with the SEC on May 10, 2021).

CUSIP No. 63008G203	Page 5 of 8

Item 1. Security and Issuer.

This statement relates to the Ordinary Shares of the Issuer. The address of the principal executive offices of the Issuer is 2 Ilan Ramon, Ness Ziona 7403635 Israel.

Item 2. Identity and Background.

The persons filing this statement are Stern YOI Ltd. Partnership, a Nevada limited partnership, Yoav Stern Separate Property Trust, a trust formed under the laws of Florida (“Stern Trust”), which is the general partner of YOI, and Yoav Stern, a citizen of the State of Israel and the sole trustee of Stern Trust (“Mr. Stern” and, together with YOI and Stern Trust, the “Reporting Persons”).

The business address of YOI and Stern Trust is 100 S. Birch Road, Suite 2504E, Fort Lauderdale, Florida 33316. The business address of Mr. Stern is 13798 NW 4th Street, Suites 313-315, Sunrise, Florida 33325.

YOI and Stern Trust are primarily engaged in the business of holding assets. Mr. Stern is the managing member of YOI and the sole trustee of Stern Trust. As such, Mr. Stern can control the investment and voting decisions made by YOI. Mr. Stern’s present principal occupation or employment is Chief Executive Officer and Chairman of the board of directors of the Issuer.

None of the Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Ordinary Shares to which this statement relates are those held directly in the name of YOI, those issuable upon the exercise of warrants held by YOI at an exercise price of $0.75 per share, and those issuable upon the exercise of certain Series B warrants held by YOI at an exercise price of $6.16 per ADS. The Series B warrants were purchased by YOI on May 24, 2021 for $50,000 pursuant to the terms of the Securities Purchase Agreement, dated August 5, 2020, by and between the Issuer and YOI (the “Series B Warrants” and the “Securities Purchase Agreement”, respectively). A copy of the Securities Purchase Agreement is filed as Exhibit 1 of this Schedule 13D and is incorporated by reference herein.

On August 5, 2020, the Issuer and Mr. Stern entered into a transaction (the “Stern Transaction”), whereby at any time after the initial closing date of the Stern Transaction, and so long as Mr. Stern is employed by the Issuer or is a member of the Issuer’s board of directors, Mr. Stern may, in his sole discretion, elect to purchase one or more Series B Warrants in a subsequent closing or a series of subsequent closings of the Stern Transaction, as applicable, whereby the coverage percentage of each such Series B Warrant, or CPW, in terms of the Issuer’s share capital on a fully diluted basis (effective as of the time of purchase of each Series B Warrant), shall be as indicated by Mr. Stern per each such subsequent closing; provided however, that the sum of all CPW in the aggregate under all Series B Warrants (as separate figures and without regard to the number of shares reflected by each such CPW) shall not exceed 10%. On May 24, 2021, upon acquisition of the Series B Warrants, the CPW was 10%.

The exercise price per Ordinary Share, each represented by one ADS, under the Series B Warrants will be the average of the daily volume weighted average price of the ADSs for the 10 consecutive trading days ending on the trading day that is immediately prior to the date of the applicable Subsequent Closing Purchase Notice, as defined in the applicable Securities Purchase Agreement, and may be exercised by cashless exercise. Accordingly, upon acquisition of the Series B Warrants on May 24, 2021, the exercise price was set at $6.16 per ADS, for 27,742,103 ADSs.

The aggregate purchase price of the Series B Warrants, assuming the full purchase of all Series B Warrants was $50,000, which YOI paid on May 24, 2021.

CUSIP No. 63008G203	Page 6 of 8

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Series B Warrants for investment purposes and in consideration for Mr. Stern’s services as Chief Executive Officer and Chairman of the board of directors of the Issuer.

In pursuing these purposes, the Reporting Persons may further purchase, hold, trade, dispose or otherwise deal in securities of the Issuer. The Reporting Persons have no current plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of the Issuer, or the disposition by any person of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions with may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated herein. The Reporting Persons may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Ordinary Shares beneficially owned by the Reporting Persons herein is based upon 256,489,283 Ordinary Shares of the Issuer outstanding as of May 9, 2021, which is the total number of Outstanding Shares as reported in the Issuer’s registration statement on Form F-3 filed with the SEC on May 10, 2021.

YOI may be deemed to beneficially own 31,072,918 Ordinary Shares, constituting approximately 12.1% of the outstanding Ordinary Shares of the Issuer, which includes 1,954,735 Ordinary Shares, 1,376,080 warrants to purchase Ordinary Shares at an exercise price of $0.75 per share exercisable within 60 days, and 27,742,103 Series B Warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. YOI also holds warrants to purchase 3,440,201 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. YOI’s warrants have an expiration date in August 2027. Mr. Stern, in his capacity as the managing member of YOI, has shared voting power and shared dispositive power with regard to the 31,072,918 Ordinary Shares represented by ADSs owned by YOI.

Stern Trust, in its capacity as general partner of YOI, may be deemed to beneficially own 31,072,918 Ordinary Shares held by YOI, constituting approximately 12.1% of the outstanding Ordinary Shares of the Issuer, which includes 1,954,735 Ordinary Shares, 1,376,080 warrants to purchase Ordinary Shares at an exercise price of $0.75 per share exercisable within 60 days, and 27,742,103 Series B Warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. Stern Trust may also be deemed to beneficially own warrants held by YOI to purchase 3,440,201 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. The warrants have an expiration date in August 2027.

CUSIP No. 63008G203	Page 7 of 8

Mr. Stern, in his capacity as managing member of YOI and sole trustee of Stern Trust, may be deemed to beneficially own 31,072,918 Ordinary Shares held by YOI, constituting approximately 12.1% of the outstanding Ordinary Shares of the Issuer, which includes 1,954,735 Ordinary Shares, 1,376,080 warrants to purchase Ordinary Shares at an exercise price of $0.75 per share exercisable within 60 days, and 27,742,103 Series B Warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. Mr. Stern may also be deemed to beneficially own warrants held by YOI to purchase 3,440,201 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. The warrants have an expiration date in August 2027.

Other than the Series B Warrants, none of the Reporting Persons have engaged in any transactions with respect to the Ordinary Shares during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Stern serves as the Chief Executive Officer and Chairman of the board of directors of the Issuer. Mr. Stern also serves as the managing member of YOI and the sole trustee of Stern Trust, the general partner of YOI. In consideration for Mr. Stern’s services with respect to the Issuer, YOI and the Issuer entered into the Securities Purchase Agreement, which is filed as Exhibit 1 to this Schedule 13D. See Item 3 of this Schedule 13D for further information about the Securities Purchase Agreement.

Other than the Securities Purchase Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement, dated as of August 5, 2020 by and between the Company and YOI Ltd. Partnership (filed as Exhibit 4.4 to the Form F-3 filed on February 4, 2021, and incorporated here by reference).
Exhibit 2	Joint Filing Agreement, dated as of June 29, 2021, by and among Stern YOI Ltd. Partnership, Yoav Stern Separate Property Trust and Yoav Stern.

CUSIP No. 63008G203	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2021	STERN YOI LTD. PARTNERSHIP

/s/ Yoav Stern
	Name:	Yoav Stern
	Title:	Managing Member

YOAV STERN SEPARATE PROPERTY TRUST
/s/ Yoav Stern
	Name:	Yoav Stern
	Title:	Trustee

/s/ Yoav Stern
Yoav Stern